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Exhibit 12

Boise Cascade Holdings, L.L.C.
Ratio of Earnings to Fixed Charges

	Boise				Predecessor
				October 29 (inception) through December 31, 2004
	Year Ended December 31				January 1 through October 28, 2004
						Year Ended December 31, 2003
	2007	2006	2005
	(thousands, except ratios)

Interest costs	$96,802	$112,404	$166,344	$22,182	$75,219	$95,320
Capitalized interest	1,745	510	—	—	—	—
Interest factor related to noncapitalized leases (a)	3,853	3,164	2,338	499	2,438	2,445

Total fixed charges	$102,400	$116,078	$168,682	$22,681	$77,657	$97,765

Income (loss) before income taxes and cumulative effect of accounting changes	$135,685	$75,202	$119,278	$25,031	$116,817	$(79,691)
Undistributed (earnings) losses of less than 50%-owned entities, net of distributions	—	—	—	—	(6,308)	(8,716)
Total fixed charges	102,400	116,078	168,682	22,681	77,657	97,765

Total earnings (losses) before fixed charges	$238,085	$191,280	$287,960	$47,712	$188,166	$9,358

Ratio of earnings to fixed charges	2.33	1.65	1.71	2.10	2.42	—
Excess of fixed charges over earnings before fixed charges	$—	$—	$—	$—	$—	$88,407
(a)
Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.

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  Exhibit 12
Boise Cascade Holdings, L.L.C. Ratio of Earnings to Fixed Charges